October 3, 2006

Ms. Angela Connell

Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended November 30, 2005
File No. 001-11758

Dear Ms. Connell:

Morgan Stanley (the “Company”) is pleased to respond to your letter of August 28, 2006 concerning its Form 10-K for the fiscal year ended November 30, 2005 (the “filing”). For your convenience, we have restated your comments below.

Consolidated Statements of Income, page 109

Comment:

1.	Please refer to our previous comment 1. We understand that you present interest expense and provision for loan losses as a reduction of revenues by analogy to Article 9 of Regulation S-X. Rule 9-04 of Regulations S-X provides for the presentation of net interest income and net interest income after provision for loan losses. Non-interest revenues should be reported separately. Therefore, your analogy to Article 9 does not support your current presentation. Furthermore, it is also our understanding that your consumer lending activities are primarily concentrated in your Discover segment. We believe that only the interest income, interest expense and provision related to this segment may be presented on a net basis by analogy to Article 9. Please revise your Consolidated Statement of income accordingly.

Response:

As discussed on page 45 of Management’s Discussion and Analysis in the Company’s 2005 Form 10-K, the Company’s assessment of profitability is based on principal trading, interest and dividends taken together. This is consistent with how the Company manages the business, and as a result, this is how information is collected and organized in our systems. We also believe this presentation results in more meaningful information for the readers of the financial statements because the generation of interest and dividend income and incurrence of interest expense is part of the Company’s core operations for each of its businesses, and the Company does not believe it would be appropriate to present such items as non-operating activities.

To give just one specific example of how these activities are viewed in the aggregate: In connection with our normal corporate bond/debt trading business, our trading desks may hedge their corporate bond positions by entering into offsetting transactions in the securities and/or derivative markets in order to manage the various risks inherent in the corporate bond positions (for example, interest rate risk and credit risk). Accordingly, when evaluating the performance of the trading business, management considers the profit and loss on the corporate bond positions (which takes the form of mark to market gains and losses, as well as the related interest income and interest expense) and the profit and loss generated from the offsetting positions, taken together. The funding and portfolio management strategy is integral to the transaction. Therefore, we believe that the interest income, interest expense, and trading profit or loss related to these transactions should be viewed together in order to evaluate the results of these integrated activities.

With respect to the presentation of the provision for consumer loan losses, we confirm that it does apply only to our Discover segment. Similar to the reasoning above, we believe that interest income, interest expense, and the provision for loan losses all form part of one integrated activity and therefore should be viewed together.

As a result, we propose maintaining the current presentation whereby we include Interest Expense and the Provision for Loan Losses within Net revenues, and adding the following disclosure to footnote 1, “Introduction & Basis of Presentation” of our consolidated financial statements:

In connection with the delivery of the various products and services to our clients, we manage our revenues and related expenses in the aggregate. As such, when assessing the performance of our businesses, we consider our principal trading, investment banking, commissions, and interest income, along with the associated interest expense and provision for loan losses, as one integrated activity for each of our separate businesses.

Comment:

2.	You have asserted that your income statement presentation is consistent with how you manage your business. The guidance of Rule 5-01 of Regulation S-X indicates that Article 5 applies to registered broker dealers, except when filing their FOCUS reports. Therefore, we believe that your financial statement presentation should comply with article 5-03, which requires a presentation Cost of Revenues. Please revise your Consolidated Statements of Income for each period accordingly. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination.

Response:

We do not present a Cost of Revenues, as required by Article 5-03, because of how the Company manages the business whereby we aggregate such information internally. The assessment of profitability for our businesses incorporates our principal trading, investment banking, commissions, and net interest income, along with the associated expenses, as one integrated activity. The Company does not manage or capture the costs associated with the products and services sold or its general and administrative costs by revenue line, in total or by product. Accordingly, pricing decisions regarding the Company’s products and services will take into account a number of items, including the overall client relationship, the availability in the market for a particular product and/or service, competitors’ pricing, the risk we take on through a transaction, the overall profitability of the business, and the level of expenses incurred both directly and indirectly to support the infrastructure associated with the products and services. We evaluate a business considering its revenues, total expenses, margin, and return on capital, among other measures.

As a result, our systems are not designed in a manner that allows for presentation or aggregation of Cost of Revenues. Development and implementation of such systems and processes would entail an exhaustive overhaul of both our back-office systems and our general ledger, along with training to support the changes. Since the information to be captured is not consistent with the way we manage our business, we would anticipate the need to maintain systems to continue to capture information as we do today, resulting in the need and additional costs of maintaining separate records for internal management reporting versus external reporting. Additionally, there would be costs associated with reconciling the dual sets of books and records. Performing this type of comprehensive systems overhaul would constitute a multi-year project that could easily amount to many tens of millions of dollars. As a result, we propose maintaining our present Income Statement presentation and including the following disclosure within footnote 1, “Introduction & Basis of Presentation” of our consolidated financial statements (for convenience we have also included the additional disclosure proposed in response to comment 1 above):

The Company, through its subsidiaries and affiliates, provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals.

In connection with the delivery of the various products and services to our clients, we manage our revenues and related expenses in the aggregate. As such, when assessing the performance of our businesses, we consider our principal trading, investment banking, commissions, and interest income, along with the associated interest expense and provision for loan losses, as one integrated activity for each of our separate businesses.

The Company’s cost infrastructure supporting our businesses varies by activity. In some cases these costs are directly attributable to one line of business, and in other cases such costs relate to multiple businesses. As such, when assessing the performance of our businesses, the Company does not consider these costs separately, but rather assesses performance in the aggregate along with the related revenues.

Therefore, the Company’s pricing considers various items, including the level of expenses incurred directly and indirectly to support the cost infrastructure, the risk we take on through a transaction, the overall client relationship, and the availability in the market for a particular product and/or service. Accordingly, the Company does not manage or capture the costs associated with the products and services sold or its general and administrative costs by revenue line, in total or by product.

Consolidated Statements of Cash Flows, page 111

Comment:

3.	Please refer to our previous comment 2. You have stated that credit card receivables are originated with the intent to hold them for the foreseeable future or until payoff. It is unclear to us how you can make this assertion given that you have historically securitized 50-60% of the credit card loans you originate. Further, you state on page 80 of your Form 10-K that Discover Bank, the entity funding the majority of the credit card receivables, accesses the asset backed securities markets for a significant portion of its funding requirements and on page 83 you disclose that your goal is to maximize funding through less credit sensitive collateralized borrowings and asset securitizations in order to reduce reliance on unsecured financing. Please advise us as follows:

•	Clearly explain how you determined that your credit card receivables meet the requirements of paragraph 8(a) of SOP 01-6 to be classified as held for investment upon origination.

•	Reconcile your history of securitizing credit card receivables with the condition in paragraph 8(a) of SOP 01-6 that at the time of origination you have the intent and ability to hold the receivables for the foreseeable future, or until maturity or payoff.

•	Please tell us whether you perform periodic cash flow projections to assess your liquidity needs. If so, tell us whether during the last three fiscal years these cash flow projections contemplated the sale or securitization of credit card receivables as a source of liquidity and if so, to what extent.

Response:

By way of background, due to the revolving nature of credit card accounts, each new charge, cash advance or other use of a credit card that results in the extension of credit to a cardholder results in the origination of a new loan receivable. Given the rate at which aggregate cardholders’ balances are repaid, the average loan receivable in the Company’s portfolio is relatively short-lived, on the order of approximately six months.

In addition, when a loan is transferred to a securitization trust, it must be chosen from a pool of cardholder accounts that have been randomly selected from the portfolio. Random selection is necessary in order to both i) meet rating agencies’ expectations that the selected accounts are representative of the entire portfolio, and ii) to avoid a claim of selecting only loans of the highest credit quality, which could be criticized as an unsafe or unsound banking practice.

Our use of securitization is but one of a number of financing sources available to the Company, and our funding mix changes based on our assessment of the alternative financing sources at any given time. Once we have determined the desired level of funding obtained through securitizations, we then consider the outstanding balance of loans transferred into the trust, as well as expected account activity such as purchase and payment activity, to assess whether additional loans should be transferred to the trust. Frequently, we conclude that no additional loans should be transferred to the trust, and accordingly, at that time none of our loans would be held for sale. If we determine that additional loans should be transferred to the trust in the future to support our desired asset-backed securitization funding, a random selection is made as described above. Also, given the relatively short life of the average loan, it is quite possible that the loan will no longer be outstanding at the time a securitization is executed.

In light of this, credit card receivables are classified as held for investment upon origination, as we believe that management has both the intent and ability to hold the loans for the foreseeable future or until maturity or payoff. The cash flows associated with these loans are, accordingly, reported as cash flows from investing activities. A subsequent reclassification of any of these loans to the held for sale classification does not change the original intent upon origination, and therefore the cash proceeds from the issuance of new beneficial interests supported by such loans are reported as investing cash inflows pursuant to SFAS 102.

Regarding our previous statement concerning our practice of using asset securitization to fund 50% to 60% of credit card receivables, we would like to clarify that this refers to the percentage of the total managed credit card portfolio, not to a percentage of the loans on our balance sheet. Total managed receivables is a term that refers to loans currently owned by Morgan Stanley and loans that were transferred to securitization trust and appropriately derecognized from our balance sheet but that are still considered managed by Morgan Stanley, since we are the servicer for the securitization trust. Total managed receivables were approximately $47 billion as of November 30, 2005, and consisted of $22.46 billion in owned loans and an additional $24.44 billion in securitized loans that had been appropriately derecognized from our balance sheet.

With respect to our liquidity plans, the Company prepares detailed funding plans which are updated quarterly. The Company relies on a mix of asset securitization and bank source funding such as deposits and other forms of unsecured financing. The funding provided by deposits and other unsecured financing is more than sufficient to support the balance of loans classified as held for investment, further supporting the assertion that the Company has both the intent and ability to hold owned loans for the foreseeable future or until payoff.

Financial Instruments Used for Asset and Liability Management, page 116

Comment:

4.	Please note our prior comment 5. For each hedging relationship for which you utilize the shortcut method of hedge accounting, clearly describe to us the terms of both the hedging instruments and the hedged item and tell us how you determined that the hedging relationship met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment. Clearly describe all features contained in the hedged items that are mirrored in the swaps. In addition:

•	Please tell us whether any of your hedged certificates of deposits are brokered deposits. If so, please tell us how the broker commissions are paid and whether they are factored into the terms of the swap. If such fees were factored into the terms of the swap, please tell us how this impacts your application of the shortcut method, specifically the requirements under paragraph 68(b) of SFAS 133.

•	Please tell us whether you are hedging your junior subordinated debentures and applying the shortcut method of assessing hedge effectiveness. If so, tell us how you considered the interest deferral feature in your junior subordinated debentures in your assessment of hedge effectiveness.

Response:

The following applies to all of the Company’s shortcut hedging programs, all of which are intended to hedge fair value:

•	The benchmark interest rate being hedged is the respective LIBOR curve.

•	The notional amount of the portion of the swap designated as a hedge matches the notional of the portion of the debt being hedged.

•	The swap and hedged item are denominated in the same currency and have the same maturity date.

•	Fixed for floating interest rate swaps with a zero fair value at inception are used as the hedging instruments.

•	The formula for computing net settlements under the swaps is the same for each net settlement.

•	The floating legs of the swaps have no floor or cap, reprice at least every six months, and are based on the respective LIBOR curve.

Specifics for each of the shortcut programs follow:

Certificates of Deposit

The hedged items in this fair value hedge program are brokered certificates of deposit issued by the Company’s U.S. banking subsidiaries. The broker is paid from the proceeds of the CD issuance so that the Company’s banking subsidiaries receive the face amount less the broker’s fee at issuance. Therefore, the broker’s fees are not factored into the terms of the swap used as the hedge.

Long-term Borrowings—Senior Debt

The hedged items in this fair value hedge program are issuances of the Company’s fixed rate public debt securities. Some of the debt is callable at par, in which case the premium for the call feature is paid via an adjustment to the interest coupon. Callable debt is hedged with swaps containing a mirror option allowing the counterparty to cancel the swap at the same times the debt may be called. In such cases, the premium for the mirror option is paid over the life of the swap through an adjustment to the interest rate on the fixed or floating leg of the swap.

Long-term Borrowings—Subordinated Debentures

The Company previously applied the shortcut method of hedge accounting to its trust preferred securities. Based upon an interpretation of SFAS No. 133 by the SEC, the Company has determined that since it has the ability at its election to defer interest payments on its trust preferred securities, these hedges did not qualify for the shortcut method. Accordingly, and as disclosed in our press release of third quarter results filed on Form 8-K on September 20, 2006, the Company ceased applying hedge accounting to its trust preferred securities effective August 2006 and adjusted its financial results following the guidance in SAB 108 as if hedge accounting had never been applied. The change was made by adjusting the opening financial position for fiscal 2006 and the financial results for the first two quarters of 2006.

Comment:

5.	In your response to comment 5 you indicate that you have designated interest rate swaps as fair value hedges of your equity-linked notes. On page 131 of your Form 10-K you disclose that your structured borrowings (which include equity-linked notes) are accounted for as having embedded derivatives. Based on your disclosures on page 131 it is our understanding that the embedded derivatives in such contracts have been bifurcated and accounted for at fair value. Please confirm our understanding of how to account for such embedded derivatives and revise future filings to more clearly disclose your accounting policy.

Response:

We confirm your understanding that the derivatives embedded in the structured notes described on page 131 of our 2005 Form 10-K (including equity-linked notes) are bifurcated and accounted for at fair value. For the equity linked notes, the fixed rate host contracts remaining after bifurcation may be designated as hedged items in fair value interest rate hedges. It is these hedges we were referring to in our previous response to comment 5. We propose to change the disclosure on page 131 by replacing the last two sentences in the first paragraph with the following:

The embedded derivatives are bifurcated from the hybrid notes and are accounted for at fair value, with the changes in fair value reported in Principal transactions trading revenues. The swaps and purchased options used to economically hedge the embedded features are derivatives and are also carried at fair value with changes in fair value reported in Principal transactions trading revenues.

Comment:

6.	We note in your response to our prior comment 5 that you de-designated the interest rate swaps associated with the aircraft leasing business in August of 2005. We further note that you did not reclassify amounts recorded in OCI into income since the hedged transactions are still probable of occurring. Please clarify to us the terms of these hedging transactions. Specifically describe the terms of both the hedging instrument and the hedged item, and clearly identify the risk of being hedged. In addition please describe the method by which amounts accumulated in OCI will be reclassified into earnings.

Response:

The de-designated swaps were cash flow hedges of the benchmark interest rate risk arising from the Company’s floating rate public debt available as funding for the aircraft leasing operation.

The hedging instruments consisted of fourteen fixed for floating interest rate swaps with a notional of $1.868 billion and various maturities out to November 2019. The Company received a floating rate of interest and paid a fixed interest rate on these swaps. The floating legs of the swaps were indexed to LIBOR.

The swaps were hedging the floating LIBOR-indexed cash flows arising from $1.868 billion of floating rate public debt issued at the parent level. This public debt has remained outstanding since the sale of the aircraft leasing business as part of our overall funding pool. Also, it continues to be probable that the Company will have similar LIBOR-indexed debt outstanding, even in the event of a refinancing, as such financing is integral to our business model. Therefore, it is probable that the variable interest payments subject to the original hedging relationships will occur by the end of the originally specified time period. Accordingly, the Company has continued to defer the gains and losses on the swaps in OCI.

The amount in OCI at the time of the de-designation ($165.9 million) is being reclassified to interest expense over the original life of the swaps as interest expense is recognized on the floating rate debt. The amount recognized in earnings each period is equal to the portion of the fair value of the swaps at de-designation that is related to the cash flows that would have occurred under the swaps that were intended to offset the changes in the cash flows on the original hedged forecasted transaction.

*            *            *             *            *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing reviewed by the Staff;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-4508 or Paul C. Wirth, our Controller and Principal Accounting Officer at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ David H. Sidwell
David H. Sidwell
Chief Financial Officer

cc:	Rebekah Moore, Securities & Exchange Commission
Greg Weaver, Deloitte & Touche, LLP
James V. Schnurr, Deloitte & Touche, LLP